EXHIBIT 13.1

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of Canadian dollars except per share amounts)
	3 months ended June 30		6 months ended June 30
Unaudited	2015	2014	2015	2014

Revenues	438	491	1,031	1,266
Fuel and purchased power	200	208	437	547
Gross margin	238	283	594	719
Operations, maintenance, and administration	119	122	253	266
Depreciation and amortization	137	132	270	267
Asset impairment reversal	(1)	-	(1)	-
Restructuring (Note 3)	-	-	7	-
Taxes, other than income taxes	8	7	15	14
Net other operating losses	-	3	-	3
Operating income (loss)	(25)	19	50	169
Finance lease income	13	12	26	24
Net interest expense (Note 4)	(59)	(62)	(119)	(128)
Foreign exchange loss	(2)	(2)	(1)	(7)
Gain on sale of assets	-	1	-	1
Earnings (loss) before income taxes	(73)	(32)	(44)	59
Income tax expense (recovery) (Note 5)	35	(3)	31	15
Net earnings (loss)	(108)	(29)	(75)	44

Net earnings (loss) attributable to:
TransAlta shareholders	(120)	(40)	(101)	18
Non-controlling interests (Note 6)	12	11	26	26
	(108)	(29)	(75)	44

Net earnings (loss) attributable to TransAlta shareholders	(120)	(40)	(101)	18
Preferred share dividends (Note 12)	11	10	23	19
Net loss attributable to common shareholders	(131)	(50)	(124)	(1)
Weighted average number of common shares outstanding in the period (millions)	279	272	278	271

Net earnings (loss) per share attributable to common shareholders, basic and diluted	(0.47)	(0.18)	(0.45)	-

See accompanying notes.

TRANSALTA CORPORATION / Q2 2015   F1

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2015	2014	2015	2014

Net earnings (loss)	(108)	(29)	(75)	44
Net actuarial gains (losses) on defined benefit plans, net of tax(1)	16	(6)	2	(11)
Gains on derivatives designated as cash flow hedges, net of tax	-	-	2	-
Total items that will not be reclassified subsequently to net earnings	16	(6)	4	(11)
Gains (losses) on translating net assets of foreign operations	(36)	(33)	74	20
Reclassification of translation gains on net assets of divested foreign operations	-	(6)	-	(6)
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(2)	23	29	(41)	(18)
Reclassification of losses on financial instruments designated as hedges of divested foreign operations, net of tax(3)	-	7	-	7
Gains (losses) on derivatives designated as cash flow hedges, net of tax(4)	(61)	(23)	91	(11)
Reclassification of (gains) losses on derivatives designated as cash flow hedges to net earnings, net of tax(5)	21	42	(54)	22
Total items that will be reclassified subsequently to net earnings	(53)	16	70	14
Other comprehensive income (loss)	(37)	10	74	3
Total comprehensive income (loss)	(145)	(19)	(1)	47

Total comprehensive income (loss) attributable to:
TransAlta shareholders	(162)	(30)	(35)	15
Non-controlling interests (Note 6)	17	11	34	32
	(145)	(19)	(1)	47

(1) Net of income tax expense of 4 and recovery of 1 for the three and six months ended June 30, 2015 (2014 - 3 and 4 recovery), respectively.
(2) Net of income tax expense of 2 and recovery of 7 for the three and six months ended June 30, 2015 (2014 - 4 expense and 3 recovery), respectively.
(3) Net of income tax recovery of 1 for the three and six months ended June 30, 2014.
(4) Net of income tax recovery of 9 and expense of 38 for the three and six months ended June 30, 2015 (2014 - 9 and 7 recovery), respectively.
(5) Net of income tax recovery of 12 and expense of 13 for the three and six months ended June 30, 2015 (2014 - 7 and 6 recovery), respectively.

See accompanying notes.

F2   TRANSALTA CORPORATION / Q2 2015

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions of Canadian dollars)

Unaudited	June 30, 2015	Dec. 31, 2014
Cash and cash equivalents	71	43
Trade and other receivables (Note 8)	511	450
Prepaid expenses	54	17
Risk management assets (Notes 7 and 8)	148	273
Inventory (Note 14)	131	71
	915	854
Long-term portion of finance lease receivables	425	403
Property, plant, and equipment (Note 9)
Cost	12,785	12,532
Accumulated depreciation	(5,559)	(5,294)
	7,226	7,238

Goodwill	463	462
Intangible assets	330	331
Deferred income tax assets	78	45
Risk management assets (Notes 7 and 8)	580	402
Other assets	99	98
Total assets	10,116	9,833

Accounts payable and accrued liabilities	379	481
Current portion of decommissioning and other provisions	32	34
Risk management liabilities (Notes 7 and 8)	164	128
Income taxes payable	2	2
Dividends payable (Note 11)	59	55
Current portion of long-term debt and finance lease obligations (Note 10)	163	751
	799	1,451
Credit facilities, long-term debt, and finance lease obligations (Note 10)	4,050	3,305
Decommissioning and other provisions	318	322
Deferred income tax liabilities	497	434
Risk management liabilities (Notes 7 and 8)	138	94
Defined benefit obligation and other long-term liabilities	351	349
Equity
Common shares (Note 11)	3,037	2,999
Preferred shares (Note 12)	942	942
Contributed surplus	9	9
Deficit	(1,008)	(770)
Accumulated other comprehensive income	170	104
Equity attributable to shareholders	3,150	3,284
Non-controlling interests (Note 6)	813	594
Total equity	3,963	3,878
Total liabilities and equity	10,116	9,833

Contingencies (Note 13)
Subsequent events (Note 15)

See accompanying notes.

TRANSALTA CORPORATION / Q2 2015   F3

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions of Canadian dollars)

6 months ended June 30, 2015
Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total

Balance, Dec. 31, 2014	2,999	942	9	(770)	104	3,284	594	3,878
Net earnings (loss)	-	-	-	(101)	-	(101)	26	(75)
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	33	33	-	33
Net gains on derivatives designated as cash flow hedges, net of tax	-	-	-	-	35	35	4	39
Net actuarial gains on defined benefits plans, net of tax	-	-	-	-	2	2	-	2
Intercompany available-for-sale investments	-	-	-	-	(4)	(4)	4	-
Total comprehensive income (loss)				(101)	66	(35)	34	(1)
Common share dividends	-	-	-	(100)	-	(100)	-	(100)
Preferred share dividends	-	-	-	(23)	-	(23)	-	(23)
Sale of investment in subsidiaries to TransAlta Renewables (Note 3)	-	-	-	(14)	-	(14)	229	215
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(44)	(44)
Common shares issued	38	-	-	-	-	38	-	38
Balance, June 30, 2015	3,037	942	9	(1,008)	170	3,150	813	3,963

See accompanying notes.

6 months ended June 30, 2014
Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive loss	Attributable to shareholders	Attributable to non-controlling interests	Total

Balance, Dec. 31, 2013	2,913	781	9	(735)	(62)	2,906	517	3,423
Net earnings	-	-	-	18	-	18	26	44
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	3	3	-	3
Net gains on derivatives designated as cash flow hedges, net of tax	-	-	-	-	5	5	6	11
Net actuarial losses on defined benefits plans, net of tax	-	-	-	-	(11)	(11)	-	(11)
Total comprehensive income (loss)				18	(3)	15	32	47
Common share dividends	-	-	-	(97)	-	(97)	-	(97)
Preferred share dividends	-	-	-	(19)	-	(19)	-	(19)
Secondary offering of TransAlta Renewables Inc. shares	-	-	-	20	-	20	109	129
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(42)	(42)
Common shares issued	47	-	-	-	-	47	-	47
Balance, June 30, 2014	2,960	781	9	(813)	(65)	2,872	616	3,488

See accompanying notes.

F4   TRANSALTA CORPORATION / Q2 2015

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2015	2014	2015	2014

Operating activities
Net earnings (loss)	(108)	(29)	(75)	44
Depreciation and amortization	152	145	299	295
Gain on sale of assets	-	(1)	-	(1)
California claim	-	(28)	-	(28)
Accretion of provisions	5	4	10	9
Decommissioning and restoration costs settled	(8)	(4)	(13)	(7)
Deferred income tax expense (recovery) (Note 5)	30	(12)	20	(2)
Unrealized loss from risk management activities	73	40	109	38
Unrealized foreign exchange (gain) loss	7	(1)	14	8
Provisions	5	6	(4)	4
Asset impairment reversal	(1)	-	(1)	-
Other non-cash items	4	(1)	2	(4)
Cash flow from operations before changes in working capital	159	119	361	356
Change in non-cash operating working capital balances	(198)	(68)	(247)	(26)
Cash flow from (used in) operating activities	(39)	51	114	330

Investing activities
Additions to property, plant, and equipment (Note 9)	(123)	(109)	(247)	(180)
Additions to intangibles	(7)	(7)	(13)	(13)
Addition to assets held for sale	-	(13)	-	(13)
Proceeds on sale of property, plant, and equipment	1	-	2	-
Proceeds on sale of investments and development projects	-	218	-	218
Realized gains (losses) on financial instruments	8	3	2	(13)
Net (increase) decrease in collateral paid to counterparties	4	8	-	4
Decrease in finance lease receivable	1	-	2	1
Change in non-cash investing working capital balances	-	26	(5)	17
Cash flow from (used in) investing activities	(116)	126	(259)	21

Financing activities
Net increase (decrease) in borrowings under credit facilities (Note 10)	22	(417)	605	(533)
Repayment of long-term debt (Note 10)	(1)	(203)	(634)	(205)
Issuance of long-term debt (Note 10)	-	434	45	434
Dividends paid on common shares (Note 11)	(31)	(31)	(61)	(81)
Dividends paid on preferred shares (Note 12)	(11)	(10)	(23)	(19)
Net proceeds on sale of non-controlling interest in subsidiary (Note 3)	211	129	211	129
Realized gains (losses) on financial instruments	1	(2)	77	23
Distributions paid to subsidiaries' non-controlling interests (Note 6)	(22)	(18)	(41)	(44)
Decrease in finance lease obligation	(4)	(3)	(7)	(5)
Change in non-cash financing working capital balances	1	-	1	-
Other	(1)	1	(1)	1
Cash flow from (used in) financing activities	165	(120)	172	(300)
Cash flow from operating, investing, and financing activities	10	57	27	51
Effect of translation on foreign currency cash	-	-	1	1
Increase in cash and cash equivalents	10	57	28	52
Cash and cash equivalents, beginning of period	61	37	43	42
Cash and cash equivalents, end of period	71	94	71	94
Cash income taxes paid	3	11	17	27
Cash interest paid	85	82	126	121

See accompanying notes.

TRANSALTA CORPORATION / Q2 2015   F5

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. ACCOUNTING POLICIES

A. Basis of Preparation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or the “Corporation”) most recent annual consolidated financial statements, except as outlined in Note 2(A). These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, they should be read in conjunction with the Corporation’s most recent annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on
July 28, 2015.

B. Use of Estimates and Significant Judgments

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation, and regulations. Refer to Note 2(Z) of the Corporation’s most recent annual consolidated financial statements for information regarding judgments and estimates. An additional judgment applied in the first quarter of 2015 with respect to operating and reportable segments is described in Note 2(A).

F6   TRANSALTA CORPORATION / Q2 2015

2. ACCOUNTING CHANGES

A. Current Accounting Changes

I. Operating and Reportable Segments

In January 2015, the Corporation completed changes to its internal reporting to systematize allocations of certain costs to each fuel type within its Generation Segment. This permitted internal reports regularly provided to the chief operating decision maker to be presented at the disaggregated fuel type level. Accordingly, commencing with first quarter 2015 reporting, the Corporation considers the following distinct fuel types as reportable segments: Canadian Coal, U.S. Coal, Gas, Wind, and Hydro. Previously, these were collectively reported as the Generation Segment. Comparative results for the second quarter 2014 have been restated to align with the re-segmentation: general expenditures of the Generation Segment were allocated to each fuel type segment based on estimated relative benefit derived from those expenditures. For the three and six months ended June 30, 2014, $5 million and $9 million, respectively, in expenditures associated with certain functions were determined to benefit the broader organization and were reassigned to the Corporate Segment. No changes arose in respect of the Corporation’s Energy Marketing Segment.

Management has exercised judgment in aggregating the Corporation’s Canadian gas and Australian gas operating segments together into a single reportable segment, Gas. The operating segments were determined to share the following similar economic characteristics: nature of revenue sources, level of contractedness, and customer assumption of fuel and regulatory compliance costs. In addition, the Canadian gas and Australian gas operating segments share substantial similarity in products (energy), processes (gas turbines), customers (industrial and regional utilities) and distribution methods (connection to grid or behind-the-fence generation).

II. Change in Estimates – Useful Lives

During the first quarter, the Corporation’s subsidiary TransAlta Cogeneration L.P. (“TA Cogen”) executed a new 15-year power supply contract with Ontario’s Independent Electricity System Operator for the Windsor facility, which is effective Dec. 1, 2016. Accordingly, the useful life of the Windsor facility was extended prospectively to Nov. 30, 2031. As a result, depreciation expense for the three and six months ended June 30, 2015 decreased by $2 million and $3 million, respectively. The full year 2015 depreciation expense is expected to be lower by $8 million.

B. Future Accounting Changes

Accounting standards that have been previously issued by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been applied by the Corporation include IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. Refer to Note 3 of the Corporation’s most recent annual consolidated financial statements for information regarding the requirements of IFRS 9 and IFRS 15.

IFRS 9 is effective for annual periods beginning on or after Jan. 1, 2018 and IFRS 15 is effective for annual periods beginning on or after Jan. 1, 2017. Early application is permitted for both.

In May 2015 the IASB proposed a deferral of the effective date of IFRS 15 by one year to Jan. 1, 2018, and on July 22, 2015, the IASB voted to confirm the one year deferral.

The Corporation continues to assess the impact of adopting these standards on its consolidated financial statements.

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

TRANSALTA CORPORATION / Q2 2015   F7

3. SIGNIFICANT EVENTS

I. Sale of Economic Interest to TransAlta Renewables Inc.

On May 7, 2015, the Corporation closed the previously announced acquisition by TransAlta Renewables Inc. (“TransAlta Renewables”) of an economic interest based on the cash flows of the Corporation’s Australian assets (the “Transaction”). The Corporation’s Australian assets consist of 575 megawatt (“MW”) of power generation from six operating assets and the South Hedland project currently under construction, as well as the recently commissioned 270 kilometre gas pipeline (collectively, the “Portfolio”). TransAlta Renewables’ investment consists of the acquisition of securities that, in aggregate, provide an economic interest based on cash flows of the Australian assets broadly equal to the underlying net distributable profits. The combined value of the Transaction was $1.78 billion. The Corporation continues to own, manage and operate the Australian assets.

With the closing of the Transaction, TransAlta Renewables paid the Corporation $217 million as well as approximately $1,067 million through a combination of common shares and Class B Shares of TransAlta Renewables, increasing its ownership from 70 per cent to 76 per cent. The Class B shares provide voting rights equivalent to the Common Shares, are non-dividend paying, and will convert into Common Shares once the South Hedland project is completed and commissioned. The number of Common Shares that the Corporation will receive on the conversion of the Class B Shares will be adjusted to reflect the actual amount funded by TransAlta Renewables for the construction and commissioning of the South Hedland project relative to the remaining budgeted costs, estimated at approximately $491 million.

TransAlta Renewables funded the cash proceeds through the public issuance of 17,858,423 Common Shares at a price of $12.65 per share. The offering closed in two parts on April 15 and 23, 2015. TransAlta Renewables shareholder approval was received on May 7, 2015. TransAlta Renewables received approximately $226 million in gross proceeds, and in total, the Corporation incurred $10 million in share issue costs, net of $4 million income tax recovery thereon. Proceeds to equity were further reduced by dividend equivalent payments of $1 million.

II. Restructuring

On Jan. 14, 2015, the Corporation initiated a significant cost-reduction initiative at its Canadian Coal power generation operations, resulting in the elimination of positions.

4. NET INTEREST EXPENSE

The components of net interest expense are as follows:

	3 months ended June 30		6 months ended June 30
	2015	2014	2015	2014
Interest on debt	56	58	113	119
Capitalized interest	(2)	-	(5)	-
Interest on finance lease obligations	-	-	1	-
Accretion of provisions	5	4	10	9
Net interest expense	59	62	119	128

F8   TRANSALTA CORPORATION / Q2 2015

5. INCOME TAXES

The components of income tax expense (recovery) are as follows:

	3 months ended June 30		6 months ended June 30
	2015	2014	2015	2014
Current income tax expense	5	9	12	17
Adjustments in respect of current income tax of prior periods	-	-	(1)	-
Adjustments in respect of deferred income tax of prior periods	(2)	1	(2)	2
Deferred income tax recovery related to the origination and reversal of temporary differences	(31)	(28)	(34)	(17)
Deferred income tax expense related to temporary difference on investment in subsidiary(1)	40	-	48	-
Deferred income tax expense resulting from changes in tax rates or laws(2)	20	-	20	-
Deferred tax benefit arising from previously unrecognized tax loss, tax credit, or temporary difference of a prior period, used to reduce deferred income tax expense	-	(36)	-	(37)
Deferred income tax expense (recovery) arising from the writedown of deferred income tax assets(3)	3	51	(12)	50
Income tax expense (recovery)	35	(3)	31	15

Presented in the Condensed Consolidated Statements of Earnings as follows:

	3 months ended June 30		6 months ended June 30
	2015	2014	2015	2014
Current income tax expense	5	9	11	17
Deferred income tax expense (recovery)	30	(12)	20	(2)
Income tax expense (recovery)	35	(3)	31	15

(1)
In order to give effect to the Transaction with TransAlta Renewables, a reorganization of certain TransAlta companies was completed. The reorganization resulted in the recognition of a $40 million and $48 million deferred tax liability on TransAlta’s investment in a subsidiary for the three and six months ended June 30, 2015, respectively. The deferred tax liability had not been recognized previously, as prior to the reorganization, the taxable temporary difference was not expected to reverse in the foreseeable future.

(2)
During the second quarter of 2015, the Government of Alberta substantively enacted legislation to increase its provincial corporate income tax rate from 10 per cent to 12 per cent, effective July 1, 2015, resulting in a net increase in the Corporation’s deferred income tax liability of $18 million. Of which, $20 million is recorded in the Condensed Consolidated Statement of Earnings with an offsetting $2 million deferred tax recovery recorded in the Condensed Statement of Other Comprehensive Income during the period the legislation is substantively enacted.

(3)
During the three months ended June 30, 2015, the Corporation recognized a writedown of deferred income tax assets of $3 million (June 30, 2014 - $51 million writedown). During the six months ended June 30, 2015, the Corporation reversed a previous writedown of deferred income tax assets of $12 million (June 30, 2014 - $50 million writedown). The deferred income tax assets related mainly to the tax benefits of losses associated with the Corporation’s directly owned U.S. operations. The Corporation wrote these assets off as it was no longer considered probable that sufficient future taxable income would be available from the Corporation’s directly owned U.S. operations to utilize the underlying tax losses, due to reduced price growth expectations. Recognized other comprehensive income in the six month period ended June 30, 2015 has given rise to a taxable temporary difference which forms the primary basis for utilization of some of the tax losses and the reversal of the writedown.

TRANSALTA CORPORATION / Q2 2015   F9

6. NON-CONTROLLING INTERESTS

Summarized financial information relating to subsidiaries with significant non-controlling interests is as follows:

I. TA Cogen

	3 months ended June 30		6 months ended June 30
	2015	2014	2015	2014
Revenues	69	75	144	157
Net earnings	17	18	32	38
Total comprehensive income	21	19	40	51

Amounts attributable to the non-controlling interest:
Net earnings	9	9	16	19
Total comprehensive income	10	9	20	25

Distributions paid to the non-controlling interest	13	10	24	31

As at	June 30, 2015	Dec. 31, 2014
Current assets	64	58
Long-term assets	577	588
Current liabilities	(63)	(64)
Long-term liabilities	(62)	(59)
Total equity	(516)	(523)
Equity attributable to the non-controlling interest	(256)	(260)
Non-controlling interest share (per cent)	49.99	49.99

II. TransAlta Renewables

Amounts attributable to the non-controlling interests include the 17 per cent non-controlling interest in its Kent Hills wind farm.

As a result of the Transaction (Note 3), the Corporation’s share of ownership and voting rights increased from 70.3 percent to 76.1 percent on May 7, 2015. As the Class B Shares issued to the Corporation in the Transaction were determined to constitute financial liabilities of TransAlta Renewables and do not participate in earnings until commissioning of South Hedland, they are excluded from the allocation of equity and earnings. Accordingly, the Corporation’s equity participation in TransAlta Renewables increased by a smaller proportion from 70.3 per cent to 72.8 per cent following the transaction.

	3 months ended June 30		6 months ended June 30
	2015	2014	2015	2014
Revenues	51	50	119	118
Net earnings	8	6	29	28
Total comprehensive income	23	6	44	28

Amounts attributable to the non-controlling interests:
Net earnings	3	2	10	7
Total comprehensive income	7	2	14	7

Distributions paid to non-controlling interests	9	8	17	13

As at	June 30, 2015	Dec. 31, 2014
Current assets	95	61
Long-term assets	3,104	1,903
Current liabilities	(254)	(241)
Long-term liabilities	(997)	(682)
Total equity	(1,948)	(1,041)
Equity attributable to non-controlling interests	(557)	(334)
Non-controlling interests share (per cent)	27.2	29.7

F10   TRANSALTA CORPORATION / Q2 2015

7. FINANCIAL INSTRUMENTS

A. Financial Assets and Liabilities - Measurement

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value, or amortized cost.

B. Fair Value of Financial Instruments

I. Level I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.

a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. In determining Level I fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.

b. Level II

Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation, and location differentials.

The Corporation’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.

In determining Level II fair values of other risk management assets and liabilities and long-term debt measured and carried at fair value, the Corporation uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third-party information such as credit spreads.

c. Level III

Fair values are determined using inputs for the asset or liability that are not readily observable.

The Corporation may enter into commodity transactions for which market-observable data is not available. In these cases, Level III fair values are determined using valuation techniques such as the Black-Scholes, mark-to-forecast, and historical bootstrap models with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products, and/or volatilities and correlations between products derived from historical prices.

TRANSALTA CORPORATION / Q2 2015   F11

The Corporation also has various commodity contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts is derived by reference to a forecast that is based on a combination of external and internal fundamental modelling, including discounting. As a result, these contracts are classified in Level III.

The Corporation has a Commodity Exposure Management Policy (the “Policy”), which governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business. The Policy defines and specifies the controls and management responsibilities associated with commodity trading activities, as well as the nature and frequency of required reporting of such activities.

Methodologies and procedures regarding commodity risk management Level III fair value measurements are determined by the Corporation’s risk management department. Level III fair values are calculated within the Corporation’s energy trading risk management system based on underlying contractual data as well as observable and non-observable inputs. Development of non-observable inputs requires the use of judgment. To ensure reasonability, system-generated Level III fair value measurements are reviewed and validated by the risk management and finance departments. Review occurs formally on a quarterly basis or more frequently if daily review and monitoring procedures identify unexpected changes to fair value or changes to key parameters.

Information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities, is as follows, and excludes the effects on fair value of observable inputs such as liquidity and credit discount (described as “base fair values”), as well as inception gains or losses.

Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, commodity volatilities and correlations, delivery volumes, and shapes.

	June 30, 2015		Dec. 31, 2014
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Long-term power sale - U.S.	662	+69	511	+76
		-99		-92
Long-term power sales - Alberta	(16)	+15	(13)	+13
		-10		-8
Unit contingent power purchases	(45)	+9	(53)	+9
		-8		-8
Others	1	+8	(2)	+3
		-9		-5

i. Long-term power sale - U.S.

The Corporation has a long-term fixed price power sale contract in the U.S. for delivery of power at the following capacity levels: 180MW through Nov. 30, 2015, 280MW through Nov. 30, 2016, 380MW through Dec. 31, 2024, and 300MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.

F12   TRANSALTA CORPORATION / Q2 2015

For periods beyond 2020, market forward power prices are not readily observable. For these periods, fundamental-based forecasts and market indications have been used to determine proxies for base, high and low power price scenarios. The base price forecast has been developed by averaging external fundamental based forecasts (providers are independent and widely accepted as industry experts for scenario and planning views) and market indications. Forward power price ranges per MWh used in determining the Level III base fair value at June 30, 2015 are U.S.$37 - U.S.$46 (Dec. 31, 2014 - U.S.$41 - U.S.$50).
The contract is denominated in U.S. dollars. With the continued strengthening of the U.S. dollar relative to the Canadian dollar from Dec. 31, 2014 to June 30, 2015, both the base fair value and the sensitivity value have increased by approximately $45 million and $7 million, respectively, as a result of the currency movement. As the contract is reported at present value, downward movements in the U.S. yield curve have also increased the base fair value and sensitivity values.

ii. Long-term power sales - Alberta

The Corporation has long-term fixed price power sale contracts in the Alberta market including a 12.5MW contract (monthly shaped) through December 2024 and a 10MW contact for the period January 2017 to June 2021. The contracts are accounted for as held for trading.

For periods beyond 2020, market forward power prices are not readily observable. For these periods, fundamental-based price forecasts and market indications have been used as proxies to determine base, high and low power price scenarios. The base scenario uses the most recent price view from an independent external forecasting service that is accepted within industry as experts in the Alberta market. Forward power price ranges per MWh used in determining the Level III base fair value at June 30, 2015 are $87 - $97 (Dec. 31, 2014 - $91 - $99).

iii. Unit contingent power purchase agreements

Under the unit contingent power purchase agreements the Corporation has agreed to purchase power contingent upon the actual generation of specific units owned and operated by third parties. Under these types of agreements, the purchaser pays the supplier an agreed upon fixed price per MWh of output multiplied by the pro-rata share of actual unit production (nil if a plant outage occurs). The contracts are accounted for as held for trading.

The key unobservable inputs used in the valuations are delivered volume expectations and hourly shapes of production. Hourly shaping of the production will result in realized prices that may be at a discount (or premium) relative to the average settled power price. Reasonably possible alternative inputs were used to determine sensitivity on the fair value measurements. In particular, a one standard deviation movement upward and downward in the volumetric and price discount rates was assessed. This analysis is based on historical production data of the generation units for available history. Price and volumetric discount ranges per MWh used in the Level III base fair value measurement at June 30, 2015 are (0.4) per cent to 2.2 per cent (Dec. 31, 2014 - 0.3 per cent to 1.5 per cent) and 0 per cent to 9 per cent (Dec. 31, 2014 - 0 per cent to 10 per cent), respectively.

II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.

TRANSALTA CORPORATION / Q2 2015   F13

The following table summarizes the key factors impacting the fair value of the commodity risk management assets and liabilities by classification level during the six months ended June 30, 2015 and 2014, respectively:

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2014	-	(59)	314	-	180	(97)	-	121	217
Changes attributable to:
Market price changes on existing contracts	-	(24)	155	-	15	(36)	-	(9)	119
Market price changes on new contracts	-	(50)	-	-	(26)	(7)	-	(76)	(7)
Contracts settled	-	12	(11)	-	(107)	51	-	(95)	40
Net risk management assets (liabilities) at June 30, 2015	-	(121)	458	-	62	(89)	-	(59)	369
Additional Level III information:
Gains recognized in OCI			155			-			155
Total gains (losses) included in earnings before income taxes			11			(43)			(32)
Unrealized gains included in earnings before income taxes relating to net liabilities held at June 30, 2015			-			8			8

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2013	-	(66)	55	-	14	11	-	(52)	66
Changes attributable to:
Market price changes on existing contracts	-	(11)	17	-	(32)	12	-	(43)	29
Market price changes on new contracts	-	1	-	-	(2)	8	-	(1)	8
Contracts settled	-	9	(1)	-	16	(40)	-	25	(41)
Net risk management assets (liabilities) at June 30, 2014	-	(67)	71	-	(4)	(9)	-	(71)	62
Additional Level III information:
Gains recognized in OCI			17			-			17
Total gains included in earnings before income taxes			1			20			21
Unrealized losses included in earnings before income taxes relating to net assets held at June 30, 2014			-			(20)			(20)

Significant changes in commodity net risk management assets (liabilities) during the six month period ended June 30, 2015 are primarily attributable to the following factors:

•	an increase in Alberta forward power prices reducing the value of sales contracts (level II hedges);
•	maturities and reductions in value related to market movements for power contracts in the Pacific Northwest
(level II non-hedge);
•	changes in value of the long-term power sale contract (level III hedge) as presented in preceding section (B)(I)(c)(i) of this note.

F14   TRANSALTA CORPORATION / Q2 2015

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in hedging non-energy marketing transactions, such as interest rates, the net investment in foreign operations, and other foreign currency risks. Changes in other risk management assets and liabilities related to hedge positions are reflected within net earnings when such transactions have settled during the period or when ineffectiveness exists in the hedging relationship.

Other risk management assets and liabilities with a total net asset fair value of $116 million as at June 30, 2015 (Dec. 31, 2014 -
$115 million net asset) are classified as Level II fair value measurements.

IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value
	Level I	Level II	Level III	Total	Total carrying value
Long-term debt(1) - June 30, 2015	-	4,168	-	4,168	4,072
Long-term debt(1) - Dec. 31, 2014	-	4,091	-	4,091	3,918

(1) Includes current portion and excludes $68 million (Dec. 31, 2014 - $64 million) of debt measured and carried at fair value.

The fair values of the Corporation’s debentures and senior notes are determined using prices observed in secondary markets.
Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, trade accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received, and dividends payable) approximates fair value due to the liquid nature of the asset or liability.

C. Inception Gains and Losses

The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to Note 7(B) for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Condensed Consolidated Statements of Financial Position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings (loss), and a reconciliation of changes is as follows:

	3 months ended June 30		6 months ended June 30
	2015	2014	2015	2014
Unamortized net gain at beginning of period	185	169	188	160
New inception gains	16	4	17	9
Amortization recorded in net earnings during the period	(12)	(8)	(16)	(4)
Unamortized net gain at end of period	189	165	189	165

TRANSALTA CORPORATION / Q2 2015   F15

8. RISK MANAGEMENT ACTIVITIES

A. Net Risk Management Assets and Liabilities

Aggregate net risk management assets and liabilities are as follows:

As at June 30, 2015
	Net investment hedges	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total
Commodity risk management
Current	-	(30)	-	1	(29)
Long-term	-	367	-	(28)	339
Net commodity risk management assets	-	337	-	(27)	310

Other
Current	(1)	14	-	-	13
Long-term	-	98	6	(1)	103
Net other risk management assets (liabilities)	(1)	112	6	(1)	116

Total net risk management assets (liabilities)	(1)	449	6	(28)	426

As at Dec. 31, 2014
	Net investment hedges	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total
Commodity risk management
Current	-	(2)	-	93	91
Long-term	-	257	-	(10)	247
Net commodity risk management assets	-	255	-	83	338

Other
Current	-	56	-	(2)	54
Long-term	-	55	6	-	61
Net other risk management assets (liabilities)	-	111	6	(2)	115

Total net risk management assets	-	366	6	81	453

F16   TRANSALTA CORPORATION / Q2 2015

B. Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of certain risks arising from financial instruments, which are also more fully discussed in Note 14(B) of the Corporation’s most recent annual consolidated financial statements.

I. Commodity Price Risk

Value at Risk (“VaR”) is the most commonly used metric employed to track and manage the market risk associated with commodity and other derivatives. VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three day period within a 95 per cent confidence level, resulting from normal market fluctuations. VaR is estimated using the historical variance - covariance approach.

a. Commodity Price Risk - Proprietary Trading

The Corporation’s Energy Marketing Segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.

VaR at June 30, 2015 associated with the Corporation’s proprietary trading activities was $2 million (Dec. 31, 2014 - $5 million).

b. Commodity Price Risk – Generating Business

Various commodity contracts and other financial instruments are used to manage the commodity price risk associated with the Corporation’s electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate. VaR at
June 30, 2015 associated with the Corporation’s commodity derivative instruments used in these hedging activities was
$26 million (Dec. 31, 2014 - $27 million). VaR at June 30, 2015 associated with positions and economic hedges that do not meet hedge accounting requirements was $15 million (Dec. 31, 2014 - $7 million).

II. Currency Rate Risk

As part of the Transaction described in Note 3, the Corporation has entered into foreign exchange hedging contracts with TransAlta Renewables to mitigate the risks to TransAlta Renewables shareholders of adverse changes in AUD in respect of AUD$507 million investments to fund the South Hedland project. In addition, the Corporation has agreed to mitigate the risks to TransAlta Renewables shareholders of adverse changes in USD and AUD in respect of cash flows from the Australian assets in relation to the Canadian dollar for the first five years from the time of the Transaction. The financial effects of these contracts and agreements eliminate on consolidation.

In order to mitigate some of the risk that is attributable to non-controlling interests, the Corporation has entered into foreign currency hedges with third parties to the extent of the non-controlling interest percentage of the expected cash flow over five years. Hedge accounting is not applied to these foreign currency hedges and accordingly the loss on those contracts, amounting to $1 million, has been recognized as a foreign exchange loss in the Condensed Consolidated Statement of Earnings during the three and six month periods ended June 30, 2015.

III. Credit Risk

Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in creditworthiness of entities with which commercial exposures exist.

TRANSALTA CORPORATION / Q2 2015   F17

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. In certain cases, the Corporation will require security instruments such as parental guarantees, letters of credit, cash collateral or third party credit insurance to reduce overall credit risk. The following table outlines the Corporation’s maximum exposure to credit risk without taking into account collateral held or right of set-off, including the distribution of credit ratings, as at June 30, 2015:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total Amount
Trade and other receivables(1)	92	8	100	511
Finance lease receivables(2)	-	100	100	425
Risk management assets(1)	100	-	100	728
Total				1,664

(1) Letters of credit and cash are the primary types of collateral held as security related to these amounts.
(2) Includes a balance of $398 million attributable to one customer. Risk of significant loss arising from this counterparty has been assessed as low, considering the counterparty’s financial position and how the Corporation provides its services in an area of the counterparty’s lower-cost operations, and the Corporation's other credit risk management practices.

The maximum credit exposure to any one counterparty for commodity trading operations and hedging, including the fair value of open trading positions, net of any collateral held, at June 30, 2015 was $23 million (Dec. 31, 2014 - $29 million).

IV. Liquidity Risk

Liquidity risk relates to the Corporation’s ability to access capital to be used for proprietary trading activities, commodity hedging, capital projects, debt refinancing, and general corporate purposes.

A maturity analysis of the Corporation’s financial liabilities is as follows:

	2015	2016	2017	2018	2019	2020 and thereafter	Total
Accounts payable and accrued liabilities	379	-	-	-	-	-	379
Long-term debt(1)	121	29	497	822	1,104	1,572	4,145
Commodity risk management (assets) liabilities	59	(7)	(11)	(30)	(40)	(281)	(310)
Other risk management (assets) liabilities	(8)	(9)	(62)	(37)	-	-	(116)
Interest on long-term debt(2)	102	195	189	152	118	759	1,515
Dividends payable	59	-	-	-	-	-	59
Total	712	208	613	907	1,182	2,050	5,672
(1) Excludes impact of hedge accounting and includes drawn credit facilities that are currently scheduled to mature between 2016 and 2018.
(2) Not recognized as a financial liability on the Condensed Consolidated Statements of Financial Position.

C. Collateral and Contingent Features in Derivative Instruments

Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs. If a material adverse event resulted in the Corporation’s senior unsecured debt to fall below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.

F18   TRANSALTA CORPORATION / Q2 2015

As at June 30, 2015, the Corporation had posted collateral of $88 million (Dec. 31, 2014 - $73 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk-contingent features, including a credit rating downgrade to below investment grade, which if triggered would result in the Corporation having to post an additional $115 million (Dec. 31, 2014 - $86 million) of collateral to its counterparties.

9. PROPERTY, PLANT, AND EQUIPMENT

A reconciliation of the changes in the carrying amount of PP&E is as follows:

	Land	Coal generation	Gas generation	Renewable generation	Mining property and equipment	Assets under construction	Capital spares and other(1)	Total
As at Dec. 31, 2014	82	2,862	876	2,169	615	341	293	7,238
Additions	1	-	-	-	-	246	-	247
Additions - finance lease	-	-	-	-	3	-	-	3
Disposals	(1)	-	(1)	-	-	-	-	(2)
Asset impairment reversals	-	-	1	-	-	-	-	1
Depreciation	-	(136)	(50)	(49)	(29)	-	(6)	(270)
Revisions and additions to decommissioning and restoration costs	-	(10)	(1)	(4)	(3)	-	-	(18)
Retirement of assets	-	(6)	(2)	(2)	(1)	-	-	(11)
Change in foreign exchange rates	1	24	-	6	5	(1)	3	38
Transfers	8	108	83	17	27	(245)	2	-
As at June 30, 2015	91	2,842	906	2,137	617	341	292	7,226
(1) Includes major spare parts and stand-by equipment available, but not in service, and spare parts used for routine, preventative or planned maintenance.

10. CREDIT FACILITIES, LONG-TERM DEBT, AND FINANCE LEASE OBLIGATIONS

A. Debt and Letters of Credit

The amounts outstanding are as follows:

As at	June 30, 2015			Dec. 31, 2014
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	702	702	2.7%	96	96	2.8%
Debentures	1,044	1,051	6.0%	1,043	1,051	6.1%
Senior notes(3)	1,985	1,981	4.9%	2,444	2,436	4.9%
Non-recourse(4)	391	393	5.6%	380	383	5.9%
Other	18	18	5.9%	19	19	5.9%
	4,140	4,145		3,982	3,985
Finance lease obligations	73			74
	4,213			4,056
Less: current portion of long-term debt	(149)			(738)
Less: current portion of finance lease obligations	(14)			(13)
Total current long-term debt and finance lease obligations	(163)			(751)
Total credit facilities, long-term debt, and finance lease obligations	4,050			3,305

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers' acceptances and other commercial borrowings under long-term committed credit facilities.
(3) U.S. face value at June 30, 2015 - U.S.$1.6 billion (Dec. 31, 2014 - U.S.$2.1 billion).
(4) Includes U.S.$20 million at June 30, 2015 (Dec. 31, 2014 - U.S.$20 million).

TRANSALTA CORPORATION / Q2 2015   F19

On Jan. 15, 2015, the Corporation’s U.S.$500 million 4.75 per cent senior notes matured and were paid out using existing liquidity.

On Feb. 11, 2015, the Corporation and its partner issued non-recourse bonds secured by their jointly owned Pingston facility. The Corporation’s share of gross proceeds was $45 million. The bonds bear interest at the annual fixed interest rate of 2.95 per cent, payable semi-annually with no principal repayments until maturity in May 2023. Proceeds were used to repay the $35 million secured debenture bearing interest at 5.28 per cent related to the Pingston facility.

As at June 30, 2015, TransAlta had a total of $2.1 billion (Dec. 31, 2014 - $2.1 billion) of committed credit facilities and bilateral credit facilities, of which $1.0 billion (Dec. 31, 2014 - $1.6 billion) was available, subject to customary borrowing conditions.

The total outstanding letters of credit as at June 30, 2015 was $398 million (Dec. 31, 2014 - $396 million) with no (Dec. 31, 2014 - nil) amounts exercised by third parties under these arrangements. All letters of credit expire within one year and are expected to be renewed, as needed, in the normal course of business.

The Corporation’s debt has terms and conditions, including financial covenants that are considered normal and customary. As at June 30, 2015, the Corporation was in compliance with all debt covenants.

B. Restrictions

Debentures of $346 million issued by the Corporation’s Canadian Hydro Developers, Inc. subsidiary include restrictive covenants requiring the proceeds received from the sale of assets to be reinvested into similar renewable assets.

11. COMMON SHARES

A. Issued and Outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	3 months ended June 30				6 months ended June 30
	2015		2014		2015		2014
	Common shares (millions)	Amount	Common shares (millions)	Amount	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	277.0	3,021	270.3	2,944	275.0	3,001	268.2	2,916
Issued under the dividend reinvestment and optional common share purchase plan	1.7	18	1.5	18	3.7	38	3.6	46
	278.7	3,039	271.8	2,962	278.7	3,039	271.8	2,962
Amounts receivable under Employee Share Purchase Plan	-	(2)	-	(2)	-	(2)	-	(2)
Issued and outstanding, end of period	278.7	3,037	271.8	2,960	278.7	3,037	271.8	2,960

B. Dividends

On April 27, 2015, the Corporation declared a quarterly dividend of $0.18 per common share, payable on July 1, 2015. On payment, 1.9 million common shares were issued for dividends reinvested.

On July 21, 2015, the Corporation declared a quarterly dividend of $0.18 per common share, payable on Oct. 1, 2015.

There have been no other transactions involving common shares between the reporting date and the date of completion of these unaudited interim condensed consolidated financial statements.

F20   TRANSALTA CORPORATION / Q2 2015

12. PREFERRED SHARES

A. Issued and Outstanding

All preferred shares issued and outstanding are non-voting cumulative redeemable fixed rate first preferred shares. The holders are entitled to receive cumulative fixed quarterly cash dividends at specified rates, as approved by the Board. Refer to Note 25 of the Corporation’s most recent annual consolidated financial statements for more information regarding the terms of the preferred shares.

At June 30, 2015 and Dec. 31, 2014, the Corporation had 12.0 million Series A, 11.0 million Series C, 9.0 million Series E, and 6.6 million Series G Cumulative Redeemable Rate Reset First Preferred shares issued and outstanding.

B. Dividends

The following table summarizes the preferred share dividends declared within the three and six months ended June 30:

		3 months ended June 30		6 months ended June 30
	Quarterly amounts per share	2015	2014	2015	2014
Series		Total	Total	Total	Total
A	0.2875	3	4	7	7
C	0.2875	3	3	6	6
E	0.3125	3	3	6	6
G	0.33125	2	-	4	-
Total for the period		11	10	23	19

On July 21, 2015, the Corporation declared a quarterly dividend of $0.2875 per share on the Series A and Series C preferred shares, $0.3125 per share on the Series E preferred shares, and $0.33125 per share on the Series G preferred shares all payable Sept. 30, 2015.

13. CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required.

TRANSALTA CORPORATION / Q2 2015   F21

14. SEGMENT DISCLOSURES

A. Reported Segment Earnings (Loss)

3 months ended June 30, 2015	Canadian Coal	U.S. Coal	Gas	Wind	Hydro	Energy Marketing	Corporate	Total
Revenues	205	23	140	49	38	(17)	-	438
Fuel and purchased power	99	43	53	2	3	-	-	200
Gross margin	106	(20)	87	47	35	(17)	-	238
Operations, maintenance, and administration	48	10	23	12	9	1	16	119
Depreciation and amortization	59	17	26	22	6	-	7	137
Asset impairment reversal	-	-	(1)	-	-	-	-	(1)
Taxes, other than income taxes	3	1	1	2	1	-	-	8
Operating income (loss)	(4)	(48)	38	11	19	(18)	(23)	(25)
Finance lease income	-	-	13	-	-	-	-	13
Net interest expense								(59)
Foreign exchange loss								(2)
Loss before income taxes								(73)

3 months ended June 30, 2014 (Restated - see Note 2)	Canadian Coal	U.S. Coal	Gas	Wind	Hydro	Energy Marketing	Corporate	Total
Revenues	236	9	156	49	33	8	-	491
Fuel and purchased power	116	17	70	3	2	-	-	208
Gross margin	120	(8)	86	46	31	8	-	283
Operations, maintenance, and administration	47	10	25	12	9	4	15	122
Depreciation and amortization	55	13	28	23	6	-	7	132
Taxes, other than income taxes	3	1	1	1	1	-	-	7
Net other operating (gains) losses	-	-	-	-	(2)	5	-	3
Operating income (loss)	15	(32)	32	10	17	(1)	(22)	19
Finance lease income	-	-	12	-	-	-	-	12
Gain on sale of assets	-	-	-	-	-	-	-	1
Net interest expense								(62)
Foreign exchange loss								(2)
Loss before income taxes								(32)

F22   TRANSALTA CORPORATION / Q2 2015

6 months ended June 30, 2015	Canadian Coal	U.S. Coal	Gas	Wind	Hydro	Energy Marketing	Corporate	Total
Revenues	451	74	307	122	63	14	-	1,031
Fuel and purchased power	212	89	126	6	4	-	-	437
Gross margin	239	(15)	181	116	59	14	-	594
Operations, maintenance, and administration	97	22	47	24	20	9	34	253
Depreciation and amortization	116	32	53	44	12	-	13	270
Asset impairment recovery	-	-	(1)	-	-	-	-	(1)
Restructuring provision	7	-	-	-	-	-	-	7
Taxes, other than income taxes	6	2	2	4	1	-	-	15
Operating income (loss)	13	(71)	80	44	26	5	(47)	50
Finance lease income	-	-	26	-	-	-	-	26
Net interest expense								(119)
Foreign exchange loss								(1)
Loss before income taxes								(44)

6 months ended June 30, 2014 (Restated - see Note 2)	Canadian Coal	U.S. Coal	Gas	Wind	Hydro	Energy Marketing	Corporate	Total
Revenues	490	122	388	129	64	73	-	1,266
Fuel and purchased power	238	92	206	7	4	-	-	547
Gross margin	252	30	182	122	60	73	-	719
Operations, maintenance, and administration	96	24	50	23	21	20	32	266
Depreciation and amortization	116	27	55	44	12	-	13	267
Taxes, other than income taxes	6	1	2	3	2	-	-	14
Net other operating (gains) losses	-	-	-	-	(2)	5	-	3
Operating income (loss)	34	(22)	75	52	27	48	(45)	169
Finance lease income	-	-	24	-	-	-	-	24
Gain on sale of assets	-	-	-	-	-	-	-	1
Net interest expense								(128)
Foreign exchange loss								(7)
Loss before income taxes								59

During the three and six months ended June 30, 2015, the Corporation recorded an $8 million reversal (2014 - $4 million reversal) and $2 million writedown (June 30, 2014 - nil) of coal inventory to its net realizable value. The writedown and reversal are included in fuel and purchased power of the U.S. Coal Segment.

Included in revenues of the Wind Segment for the three and six months ended June 30, 2015 are $4 million (June 30, 2014 - $4 million) and $10 million (June 30, 2014 - $11 million) of incentives received under a Government of Canada program in respect of power generation from qualifying wind projects.

TRANSALTA CORPORATION / Q2 2015   F23

B. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Condensed Consolidated Statements of Earnings and the Condensed Consolidated Statements of Cash Flows is presented below:

	3 months ended June 30		6 months ended June 30
	2015	2014	2015	2014
Depreciation and amortization expense on the Condensed Consolidated Statement of Earnings	137	132	270	267
Depreciation included in fuel and purchased power	15	13	29	28
Depreciation and amortization expense on the Condensed Consolidated Statements of Cash Flows	152	145	299	295

15. SUBSEQUENT EVENTS

A.  Restructured Poplar Creek Contract

On July 7, 2015, the Corporation reached an agreement with Suncor Energy (“Suncor”) to restructure the current arrangement for power generation services at Suncor’s oil sands base site near Fort McMurray and for the Corporation to acquire Suncor’s interest in two wind projects located in Alberta and Ontario.

The Corporation’s Poplar Creek co-generation facility, which has a maximum capability of 376 MW, had been built and contracted to provide steam and electricity to Suncor until 2023. Under the terms of the new arrangement, Suncor will acquire two steam turbines with an installed capacity of 132 MW and certain transmission interconnection assets. In addition, Suncor will assume full operational control of the co-generation facility, including responsibility for all capital costs, and have the right to use the full 244 MW capacity of the Corporation’s gas generators until Dec. 31, 2030. The Corporation will provide Suncor with centralized monitoring, diagnostics and technical support to maximize performance and reliability of plant equipment. Ownership of the entire Poplar Creek co-generation facility will transfer to Suncor in 2030.

As part of the restructuring of the arrangement, the Corporation will acquire Suncor’s interest in the 20 MW Kent Breeze facility located in Ontario and Suncor’s 51 per cent interest in the 88 MW Wintering Hills facility located in Alberta.

As a result of the agreement, the net assets of Poplar Creek, totalling approximately $226 million will be reclassified to assets held for sale in the third quarter. The amount includes the net book value of gas generators, as the new contract is anticipated to constitute a finance lease arrangement.

The restructuring transaction and related arrangements are subject to the satisfaction of a number of customary conditions and the receipt of regulatory approvals and is expected to close in the third quarter.

B.  U.S. Wind and Solar Acquisition

On July 26, 2015, the Corporation agreed to acquire 71 MW of fully contracted renewable generation assets for cash consideration of U.S.$76 million together with the assumption of certain tax equity and U.S.$42 million of non-recourse debt. The assets acquired include 21 MW of solar projects located in Massachusetts and a 50 MW Lakeswind wind project located in Minnesota. The assets are contracted under long-term power purchase agreements ranging from 20 to 30 years. The acquisition is subject to customary regulatory approvals and is expected to close by the end of September 2015.

C.  Proceedings before the Alberta Utilities Commission (“AUC”)

On July 27, 2015, the AUC issued its decision in the Alberta Market Surveillance Administrator case. The Corporation is still reviewing the ruling which found, among other things, that the Corporation’s actions in relation to four outage events at its coal-fired generating units, spanning 11 days in 2010 and 2011, restricted or prevented a competitive response from the associated Power Purchase Arrangement buyers and manipulated market prices away from a competitive market outcome. The Corporation’s review includes the possibility of filing a leave to appeal with the Alberta Court of Appeal, which must be filed within 30 days. The ruling marks the end of the first phase of the proceedings. The second phase of the proceedings will consider any penalties the AUC may impose against the Corporation.

F24   TRANSALTA CORPORATION / Q2 2015